Peter Reschke Work History

After 12 years working in Sales at IBM from 1978 to 1990 he co-founded Softpro working as Managing Director Sales and Marketing where he built out the business selling software to banks on all continents. Softpro was sold in 2015 and Peter retired that year. He now serves on the board of hobbyDB.